Filed by one, pursuant to
Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange act of 1934
Subject Company: MarkForged, Inc.
Registration No.: 333-254973

Email to Non-Employee Stockholders

Hello,

On Tuesday, July 13th, one will be holding a special meeting, which has been called for the purpose of asking one shareholders to vote to approve a merger between Markforged, Inc. (“Markforged”) and one. As a consequence of this merger, one will be renamed as Markforged Holding Corporation (“MKFG”). All one shares will be converted to MKFG shares and all Markforged shares, including yours, will be exchanged for shares of the publicly traded MKFG, and all outstanding Markforged equity awards will be converted into MKFG equity awards.

Please be on the lookout for communications after the closing of the merger from MKFG’s transfer agent, Continental Stock Transfer and Trust Company (“Continental”), regarding a Letter of Transmittal. You must complete and return this Letter of Transmittal to Continental in order to receive your shares of MKFG.

Once you have signed and returned the Letter of Transmittal, you can receive assistance from Cotto Wealth Management at Morgan Stanley in order to transfer, sell, or hold your position in MKFG (subject to contractual restrictions and applicable securities laws).

You are under no obligation to do so, but if you wish to engage Cotto Wealth Management at Morgan Stanley, please reach out James Cotto at (914) 225-4857 or Serena Hernandez at (914) 225-0081. Please make them aware of who you are, and identify yourself as a non-employee shareholder of Markforged. Morgan Stanley will also attempt to reach you via the most recent contact information that we have on file. Morgan Stanley will work with you directly to collect any necessary information to establish your account.

Your options by establishing this account will include:

●	selling any or all of your position;
●	having your shares held in custody at Morgan Stanley with access to Morgan Stanley’s online portal; or
●	transferring any or all shares to another institution or broker if you desire.

You have the option to opt-out by not opening an account. If you have an existing broker, they will likely also be able to assist with transferring your shares to their institution to be sold or held in custody.

If you choose not to work with Morgan Stanley, your shares will be held at Continental and you can work with them to transfer your position to a broker of your choice. You can contact Continental’s Investor Relations team at the below:

●	Website: http://www.continentalstock.com

By Phone: 800-509-5586 (available between of 8:30 am and 5:30 pm EST, Monday through Friday)

●	By Email: cstmail@continentalstock.com

●	Written correspondence may be directed to:

Continental Stock Transfer & Trust Company

Attn: Compliance

1 State Street, 30th Floor

New York, NY 10004-1561

Best,

Markforged Team